November 3, 2011

VIA EDGAR
Terence O’Brien, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:           Heartland, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 30, 2011
File No. 0-27045

Dear Mr. O’Brien:

We are in receipt of your letter dated October 6, 2011.  Below please find our responses to your letter.  We have filed the Form 10-K/A with the Securities and Exchange Commission.

Form 10-K for the fiscal year ended December 31, 2010

Exhibits 31.1 and 31.2

1.
Paragraph 1 does not reference Amendment No. 1 to your annual report on Form 10-K.  Please file an amendment to the annual report to include certifications that refer to the correct amendment.  Further, please ensure that the Form 10-Q amendments for the quarters ended March 31, 2011, and June 30, 2011, reference the applicable amendment.

Response

We have revised our annual report on Form 10-K to include certifications that refer to Amendment No. 1 to the Form 10-K.  We acknowledge that we will make the appropriate revisions to the 10-Q’s for March 31 and June 30.

Exhibits 32.1 and 32.2

2.
Paragraph 1 does not reference Amendment No. 1 to your annual report on Form 10-K.  Please file an amendment to the annual report to include certifications that refer to the correct amendment.  Further, please ensure that the Form 10-Q amendments for the quarters ended March 31, 2011 and June 30, 2011, reference the applicable amendment.

Response

We have revised our annual report on Form 10-K to include certifications that refer to Amendment No. 1 to the Form 10-K.  We acknowledge that we will make the appropriate revisions to the 10-Q’s for March 31 and June 30.

Respectfully,

/s/Mitchell L. Cox

Mitchell L. Cox, CPA
Chief Financial Officer

2